UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4300
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Financial Statements and Supplemental Schedule
Apache Corporation 401(k) Savings Plan
December 31, 2010 and 2009
and Year Ended December 31, 2010

Apache Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009 and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 28, 2011

Apache Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Cash	$104,197	$—
Receivables:
Securities sold	1,077,609	358,218
Notes receivable from participants	3,583,899	2,617,227

Total receivables	4,661,508	2,975,445
Investments, at fair value	443,302,824	353,049,248

Net assets reflecting investments at fair value	448,068,529	356,024,693
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(189,818)	414,744

Net assets available for benefits	$447,878,711	$356,439,437

See accompanying notes.

Apache Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions:
Employer contributions	$11,213,380
Participant contributions	18,243,745
Rollover contributions	2,823,113
Investment income	4,362,459
Interest income on notes receivable from participants	139,679
Net appreciation in fair value of investments	46,671,964

Total additions	83,454,340

Deductions:
Benefits paid to participants	31,305,687
Administrative fees	61,436

Total deductions	31,367,123

Other changes in net assets:
Transfers from qualified plans	39,352,057

Net increase	91,439,274

Net assets available for benefits at:
Beginning of year	356,439,437

End of year	$447,878,711

See accompanying notes.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements

December 31, 2010
1. Description of Plan
The following description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.
The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Merger
Effective November 10, 2010, the Mariner Energy, Inc. Employee Capital Accumulation Plan (Mariner Plan) was merged into the Plan as a result of the Company’s acquisition of Mariner Energy, Inc. occurring in 2010. The Mariner Plan transferred net assets of $39,352,057 to the Plan on November 16, 2010, as a result of this plan merger.
Contributions
Upon enrollment in the Plan, participants may elect to contribute up to 50 percent of their eligible compensation and will receive Company matching contributions equal to 100 percent of the first six percent of their contributions. New employees eligible for participation in the Plan are automatically enrolled with a deferral percentage of six percent and a default investment election to one of the Fidelity Freedom age-based funds as determined by the participant’s date of birth, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self-directed brokerage account.
Vesting
Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20 percent vested after the completion of one year of service and continues to vest 20 percent per year, becoming fully vested after completion of five years of credited service. A participant also becomes fully vested in the event of disability or death, or upon reaching the age of 65. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or pay administrative expenses of the Plan.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Loans
Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months or 50 percent of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus one percent and must generally be repaid through payroll deductions within four years.
Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments are recorded when paid.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fidelity Management Trust Company serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. The brokerage account consists primarily of common stock, mutual funds, and short-term investments.
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
The Plan invests in fully benefit-responsive investment contracts through the Fidelity Managed Income Portfolio (FMIP), a common collective trust. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
The short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. Plan management adopted the guidance in ASU 2010-06 effective January 1, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Investments
Individual investments that represent five percent or more of the Plan’s net assets available for benefits at either December 31, 2010 or 2009, are as follows:

	December 31,
	2010	2009
Apache Corporation common stock	$173,509,318	$161,621,169
Davis New York Venture Fund	23,419,298	20,069,214
Fidelity Retirement Money Market Portfolio	29,816,308	23,595,115
Fidelity Managed Income Portfolio (at contract value)*	23,155,233	22,718,604

*	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio was $23,345,051 and $22,303,860 at December 31, 2010 and 2009, respectively.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31,
2010
Mutual funds	$21,217,265
Corporate stocks	25,454,699

$46,671,964

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in markets that are not active;
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements (continued)
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The Plan’s valuation methodology used to measure the fair values of corporate stock and mutual funds were derived from quoted market prices as these instruments have active markets. The valuation techniques used to measure fair value of short-term investments, and common collective trust funds, are included in Note 2.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Company stock	$173,509,318	$—	$—	$173,509,318
Stable value fund (a)	—	23,345,051	—	23,345,051
Mutual funds:
Large cap stock	82,890,359	—	—	82,890,359
Mid-cap stock	26,265,501	—	—	26,265,501
Small cap stock	10,824,928	—	—	10,824,928
International stock	23,988,795	—	—	23,988,795
Blended fund investments	41,120,970	—	—	41,120,970
Bond investments	22,849,572	—	—	22,849,572
Short-term investment fund	32,983,025	—	—	32,983,025
Specialty	1,510,477	—	—	1,510,477
Brokerage link	4,014,828	—	—	4,014,828

Total assets at fair value	$419,957,773	$23,345,051	$—	$443,302,824

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Company stock	$161,621,169	$—	$—	$161,621,169
Stable value fund (a)	—	22,303,860	—	22,303,860
Mutual funds:
Large cap stock	60,514,265	—	—	60,514,265
Mid-cap stock	16,750,199	—	—	16,750,199
Small cap stock	5,978,994	—	—	5,978,994
International stock	16,455,921	—	—	16,455,921
Blended fund investments	24,950,031	—	—	24,950,031
Bond investments	17,542,682	—	—	17,542,682
Short-term investment fund	24,788,748	—	—	24,788,748
Brokerage link	2,143,379	—	—	2,143,379

Total assets at fair value	$330,745,388	$22,303,860	$—	$353,049,248

(a)	This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 28, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5.	Income Tax Status (continued)
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
6. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$447,878,711	$356,439,437
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	189,818	(414,744)

Net assets available for benefits per the Form 5500	$448,068,529	$356,024,693

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2010
Net increase in net assets available for benefits per the financial statements	$91,439,274
Add prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	414,744
Less current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	189,818

Net increase in assets available for benefits per the Form 5500	$92,043,836

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Apache Corporation 401(k) Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 41-0747868 PN: 002
December 31, 2010

Identity of Issue, Borrower,
Lessor, or Similar Party	Description of Investment	Current Value

* Apache Corporation	1,455,249 shares of common stock	$173,509,318
* Fidelity Investments	Fidelity Puritan Fund	8,718,503
* Fidelity Investments	Fidelity Cash Reserves Fund	3,166,717
* Fidelity Investments	Fidelity Intermediate Bond Fund	12,624,795
* Fidelity Investments	Fidelity Blue Chip Growth Fund	17,937,331
* Fidelity Investments	Fidelity Contra Fund	2,851,916
* Fidelity Investments	Fidelity Growth Company Fund	17,026,528
* Fidelity Investments	Fidelity Retirement Money Market Portfolio	29,816,308
* Fidelity Investments	Fidelity Managed Income Portfolio	23,345,051
* Fidelity Investments	Spartan U.S. Equity Index Fund	10,230,573
* Fidelity Investments	Fidelity Low-Priced Stock Fund	19,082,467
* Fidelity Investments	Fidelity Freedom Income Fund	1,001,366
* Fidelity Investments	Fidelity Freedom 2000 Fund	2,983,319
* Fidelity Investments	Fidelity Freedom 2005 Fund	46,299
* Fidelity Investments	Fidelity Freedom 2010 Fund	2,695,951
* Fidelity Investments	Fidelity Freedom 2015 Fund	2,788,094
* Fidelity Investments	Fidelity Freedom 2020 Fund	8,782,894
* Fidelity Investments	Fidelity Freedom 2025 Fund	3,870,720
* Fidelity Investments	Fidelity Freedom 2030 Fund	3,968,420
* Fidelity Investments	Fidelity Freedom 2035 Fund	1,600,873
* Fidelity Investments	Fidelity Freedom 2040 Fund	3,085,427
* Fidelity Investments	Fidelity Freedom 2045 Fund	788,805
* Fidelity Investments	Fidelity Freedom 2050 Fund	790,299
* Fidelity Investments	Fidelity Real Estate Fund	1,510,477
Ariel Mutual Funds	Ariel Appreciation Fund	7,183,034
Davis Funds	Davis New York Venture Fund	23,419,298
PIMCO Funds	PIMCO Total Return Fund	10,224,777
Van Kampen Funds, Inc.	Van Kampen Comstock Fund	11,424,713
MFS Fund Distributors, Inc.	MFS International New Discovery Fund	11,883,436
The Royce Funds	Royce Value Plus Series Fund	4,114,286
American Beacon	American Beacon Small Cap Value Fund	6,710,642
Morgan Stanley	Morgan Stanley Institutional Fund, Inc. — Intermediate Equity Portfolio	12,105,359
Brokerage link	Self-directed brokerage account	4,014,828
* Participant loans	Varying maturity dates and interest rates ranging from 4.25% to 9.25%	3,583,899

		$446,886,723

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan (Name of Plan)
Date: June 29, 2011	/s/ Margery M. Harris
Margery M. Harris, Chairperson
Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP